

October 28, 2013

Via E-mail
Mr. John Hummel
President
AIS Futures Fund IV L.P.
c/o AIS Futures Management LLC
187 Danbury Road, Suite 201
Wilton, CT 06897

      Re: AIS Futures Fund IV L.P.
              Form 10-K for the year ended December 31, 2012
              Filed March 22, 2013
              File No. 0-52599

Dear Mr. Hummel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel L. Gordon

                      Daniel L. Gordon
                      Branch Chief